Pratt Standard Cocktail Co.

Alcohol Retail Female Founder Cocktails Bars and Clubs

Craft cocktail syrups to help home bartenders elevate their game

PRATTSTANDARD.COM WASHINGTON DISTRICT OF COLUMBIA





Our premium craft cocktail syrups give home bartenders access to the same quality ingredients as bars so they can make their favorite cocktails at home. For each of the last 3 years, we've doubled our revenue. Just last year, we sold more than 15,000 bottles around the country. About 1 in 5 customers are repeat customers on Amazon. More... more

Tory Pratt Founder @ Pratt Standard Cocktail Co.

Why you may want to support us...

1. 2x revenue growth year over year.
2. $256K+ revenue in 2018.
3. 15,000 bottles (2500 cases) sold in 2018.
4. 1000 gift sets sold in December 2018 through only one platform (Uncommon Goods).
5. 19% rate of customer return.
6. 105 wholesale customers/retail outlets in 14 states. 5000+ customers via Amazon.
7. 20% average gross margins.

Why investors ❤ us

WE'VE RAISED $315,591 SINCE OUR FOUNDING



As the founder of a marketing firm that has a history of serving start-ups, we have looked at dozens of new companies. We have only ever invested in two. Tory and Pratt Standard Cocktail Co. have the right team, product, and approach - we are excited to be part of the company and its future.

Tim Neill

Investor in Pratt Standard



Love this idea!!!

Christina Ho

Big kid, loves nerdy things and helping people.



I am an early user of Pratt Standard Syrups and they stand alone in the industry with respect to reverence for the food. Plus, I like wowing my friends with the cool cocktails I can very easily make.

Mo Budak

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Tory Pratt

Founder

Self-taught chef, background in specialty food, with a passion for quality food and drink

in



Ben Alt

Production Manager

F&B professional with 10 years of experience in the industry managing premium F&B operations



Caroline Pratt

Brand & Marketing Director

Senior Art Director @ WeWork, passionate about elegant, effective design and cocktails. (contractor)

in



Neil Shah

Strategic & Financial Advisor

Serial entrepreneur with expertise in management, marketing, and tech. Exited a recent tech venture.

in

In the news

Make Classic Cocktails at Home With Our Premium Cocktail Syrups

We make classic cocktail ingredients to help home bartenders up their game. Our five syrups are crafted in pre-prohibition style without any synthetic additives.



We've Doubled Our Revenue Growth Every Year Since 2015

Last year, our total revenue was just over $256K. Wholesale makes up 32% of our revenue, ecommerce is 64%, and the remainder comes from cocktail classes that we host in the DC area.



$50K
$40K
$30K
$20K
$10K
0
Total 2018 Revenue = $256K+
Jan
Feb
Mar
Apr
May
Jun
July
Aug
Sept
Oct
Nov
Dec
Revenue in 2018

More Numbers

105	15,000	20%
Wholesale/retail stores in 13 states	Bottles sold in 2018	Average gross margin

19%
Rate of customer return

What's Next: Nationwide Sales

We set out to prove that people want craft cocktail ingredients in their home. They want to make bar-quality cocktails. We've proven that locally and now we're ready to prove that nationally.

We're going to use this investment for sales staff, digital marketing, and improving our margin.

For sales, we intend to increase our distillery sales because each distillery partnership brings in $2400 a year in annual recurring revenue. There are 1,600 distilleries across the U.S. and we're only in 20. Our syrups help them sell more liquor: it's a win-win.

Letter From the Founder: Anyone Can Be A Mixologist

Dear Investors,

In an age of hyper-connectedness and being glued to our technology, we believe deeply in taking a moment to savor a cocktail with friends and family. We've changed how our customers drink at home. We've made premium cocktails accessible to them, in a way that "mixology" pretends is hard, or even impossible for a home bartender.

Mixology is a myth. The best cocktails are made from just three ingredients, can be made in under 30 seconds, and cost less than $4 to make. All you need is ice, good ingredients, and a recipe. Good liquor is everywhere now, but half of a cocktail is the mixer, and most options out there are loaded with high fructose corn syrup and synthetic chemicals (hello, hangover!).

We're going back to the way cocktails were made, pre-prohibition. There were plenty of doubters- people who said, "Tonic is disgusting, I don't want to try that." I'd say, "I agree with you, and that means you've never had real tonic." Our cocktail ingredients are versatile, delicious, and easy to use. We don't just make cocktail syrups, we help home bartenders up their cocktail game, and we have an incredibly loyal customer base that refuses to go back to synthetic mixers.

We've grown from selling our Tonic Syrup in a single store in Washington, D.C., to a full line of 5 syrups sold in over 105 stores in 14 states and last year we launched on Amazon Prime. We've doubled our revenue year over year since 2015, and we have a real product margin. We've proven local demand in the Mid-Atlantic, and what Amazon demand taught us is there are over 5000 customers from all over the US and Puerto Rico who want our syrups. In 2019 and beyond, we are going to expand digitally and physically to meet those customers and new customers like them. We don't want to stop until everyone has a chance to realize that they can make not just a good, but a great cocktail at home.

At every step of the way, we've listened to our customers- customer demand has been the primary driver for each new product launch. Consumers deserve a premium mixer option that won't go flat, tastes great in thousands of cocktails, is easy to use, and costs $1 or less per cocktail. We provide that.

Join us in our commitment to spreading quality ingredients and cocktail education, and be part of our growth. But most importantly, don't forget the power of connection that sharing a good cocktail with friends and family creates- enjoy a cocktail tonight, and think of us.

Cheers,

Tory Pratt
Founder
Pratt Standard Cocktail Company

Investor Q&A

– COLLAPSE ALL

What does your company do?

Our premium craft cocktail syrups give home bartenders access to the same quality ingredients as bars so they can make their favorite cocktails at home. For each of the last 3 years, we've doubled our revenue. Just last year, we sold more than 15,000 bottles around the country. About 1 in 5 customers are repeat customers on Amazon. More and more people are making cocktails at home, and we're supplying them with the premium ingredients to do it.

Where will your company be in 5 years?

Right now, 40% of Americans make cocktails at home, and that number is growing as more people realize how easy it is to make bar-quality cocktails. We've already proven this to consumers in the DC area, and now's the time for us to expand our sales nationally. We believe Pratt Standard will become the go-to choice for home bartenders around the country, elevating evenings spent at home with friends, family, and loved ones.

What is Pratt Standard Cocktail Company?

Pratt Standard is a craft cocktail ingredient company. We make five different types of craft cocktail syrups. They're inspired by pre-prohibition recipes, so they're all made authentically the way they were made before 1910 without the synthetic chemical additives used in most modern mixers. We have a tonic syrup that's made from the natural source of quinine, a ginger syrup made from whole ginger root that we peel and juice ourselves, a grenadine made from pomegranate juice, cane sugar, and orange flower water, a rich simple syrup made from demerara sugar, and a kola syrup with authentic kola nuts that is made the way it was made before 1890. They're all designed to help home bartenders up their cocktail game.

So, you're targeting home bartenders as opposed to bartenders in bars?

Correct. In the long term, we definitely will want to work with bars, and think bars will want to work with us. On-premise accounts could be a big part of our marketing, but for right now, we're really focusing on home bartenders, because it's a new class of product for this market and the market is growing rapidly. The mixers that are out there on the market for consumers are usually made of high-fructose corn syrup and other synthetic chemicals. Consumers don't have access to the premium ingredients you'd get at a bar. So, Pratt Standard is working to enable home bartenders with high-quality mixers and the cocktail education they need to make awesome bar-quality cocktails at home. We don't really believe in "mixology". It's just a marketing tool bars use to charge consumers $15 for a cocktail. Most premium cocktails cost less than $4 to make, are made from just 3 ingredients, and take less than 30 seconds to make. If something is that simple of a process, anybody can do it at home. Most people spend an hour a day cooking, or 15 seconds opening a bottle of wine- why not 30 seconds for a premium cocktail? Our mission is really to dispel the idea that making premium cocktails is hard. A lot of people think they could never possibly make a bar-quality cocktail in their own home. So, an important part of what we do is educate our customers about cocktail craft. In October we launched a very successful series of cocktail classes in the D.C. area, and we're working on better social media engagement around cocktail theory and technique. Our syrups happen to be something that we suggest that people use, but the focus is really on a movement that we want to build around people being able to make cocktails at home and having their own cocktail parties. We may build out a line of barware products that would go along with everything, release a recipe and theory book, or launch a line of garnishes. Right now, we need to focus on what's worked for us and growing our customer base, but I could see the business growing into a full-service cocktail business- not just syrups.

You recently rebranded. Why?

When I started this company in 2014, I wanted the brand to be about authenticity. And we were- TRUE Syrups & Garnishes was a great name to convey the authenticity in our syrups. Since then we've realized this company and our products are about a lot more than authenticity, and a lot more than syrups. Yes, we sell syrups. Our company is about premium quality, flavor, and authenticity in our products. But what we're really about is the genuine interaction that sharing a cocktail with someone can bring, which is much broader than a name that means "authentic syrups". In an age of hyper-connectedness and being glued to our technology, we believe deeply in taking a moment out to savor a cocktail with friends and family. So we are changing the name to something that I feel conveys quality, authenticity, premium flavor, and connectedness- something that's deeply embedded in me and my path to running this company- my last name: Pratt. All of my friends know I've always been obsessed with food, flavor, and connecting with others over a meal and a cocktail. I even wrote my college entrance essay for the Georgetown School of Foreign Service about how food can serve as a bridge between people and worlds. What a lot of my friends don't know is that I grew up around the food industry. My mom, Kay Pratt, was a caterer, and she and my dad, Dave Pratt, started a smoked seafood business in Philadelphia when I was young. In the end, the Pratt family standard for food is about all the things that this company is about- authenticity, premium quality, flavor, and connectedness, so it just fits better than the old name.

What is your near-term focus?

We're currently focusing on growing what's been working for us. We launched a syrup set for this past holiday season- a set of three smaller-sized bottles in a beautiful box with recipes on the inside and outside. We hypothesized that this would allow customers an easier entry point than committing to a single larger sized bottle. We sold over 1000 units from mid-November through December, and we hadn't even launched it on Amazon yet. At our in-person sales events and trade shows, we found that the gift sets didn't cannibalize sales of the large bottles. Our return customer rate on our existing bottles on Amazon, since we launched in January 2018, is 19%, and it appears to be rising. Our products last for six to 12 months in the fridge and take some time to go through (since they are concentrates), so that number is most likely low and we're hoping the gift sets will drive that up even further.

Who are your customers?

We have basically three major buckets of customers. We have young professionals who are 25 to 45 years old and have disposable incomes and an interest in health, premium food, liquor products, and distilleries. We also have female homemakers who are 45 to 65 years old, and they buy the products for hostess gifts and cocktail parties. Then, we have the third group, which is men who are 45 to 65 years old and have large disposable incomes and an interest in whiskey and home cocktail making. All of those groups are basically evenly distributed in terms of our customers, although the two older groups tend to have a higher lifetime value. It's also important to note that we have a set of really dedicated customers who don't drink alcohol but want to make great craft mocktails, so they use our syrups to create non-alcoholic sodas, punches, and mocktails.

How did you find out who your customers are?

A lot of it is just determined by traffic to our site, which we can identify through Google Analytics. I do a lot of events, so I meet a lot of our customers, at least in the Mid-Atlantic and Northeast, and many of them come back regularly.

How did you start the company, and what has the journey been like?

I grew up around the food industry. Instead of an allowance, my mom used to give me a spoonful of mystery food, and if I could identify all the ingredients in it, she'd give me $5. She was trying to train me to taste things from a very young age. So, food and beverage always fascinated me. And I always knew I wanted to do something in this space. Fast forward to 2014, I tried a bottle of local gin from D.C., and I absolutely loved it, but I tried to make a gin and tonic, and I couldn't taste the gin anymore. So, I looked at the back of the tonic bottle and saw it was loaded with high-fructose corn syrup, synthetic quinine, citric acid, and seltzer, and I said, well, high-fructose corn syrup didn't exist when gin and tonic first came about, right? So, how was this originally made? And I looked into the history of it, and after about 47 different recipe iterations, I came up with an authentic tonic syrup recipe and tried it out on friends and family. In the fall of 2014, we started selling at a local pop-up shop. Within weeks, we were featured in three different holiday gift guides, and I really haven't been able to look back since. We launched our second product, which was our grenadine, in February of 2015. I had originally thought that we were going to launch a series of different types of tonic syrups, but I just listened to our customer base, and basically every product we've released since that time has been at the request of a large number of our customers. We've grown to 105 stores in 14 states. Then, in January of 2018, we launched on Amazon Prime, which was huge for us. It's just been an amazing sales outlet for us, and we've gone from $2,500 in sales on Amazon in January to now averaging $16,000 a month in sales outside of the holiday season (in December we did $31,000). That's just on Amazon, with minimal advertising only on Amazon, and 74% of those sales come from organic search. In October we launched a series of classic cocktail classes in the DC area, which not only are profitable on their own, they trained 300 people to become super-users of our products. In November, we soft-launched our syrup set through direct sale events and Uncommon Goods, and we sold 1000 units, which is really strong for a new product. We're also in talks with a national hotel chain to provide syrups for their in-hotel restaurants.

In terms of your wholesale distribution, what's your monthly run rate of sales right now?

Right now, it's about $26,000. Amazon is more than half of that. We are definitely seeing growth in our wholesale channel, and there's so much in that channel that we haven't been able to take advantage of. Our best customers are distilleries looking to sell the syrups as a complementary product to their craft liquor. Most distilleries in the US were started in the last five years, and are releasing vodka, gin, and rum for cashflow while they wait for their whiskey to age four or five years. But customers won't drink clear spirits straight, so that's where our products come in. So, we provide the syrup and recipe cards, and they can more easily make the sale of their clear bottle of liquor if they sell it along with our syrup. These distilleries are growing exponentially in the United States, and each one of our distilleries is worth about $2400 a year to us. We're only in 22 distilleries right now, and there are currently 1600 in the United States. So, if we could even tap into 25% of that, we'd be at $1 million in annual wholesale revenue, just from that.

How are you doing the distribution?

We're currently self-distributing, because it costs us considerably less to self-distribute, even with shipping and everything, than it costs for us to work with a distributor. Our strategy is to build out our retail locations until we have a large enough presence that we can negotiate a good relationship with a distributor to handle those accounts.

What types of retail locations are you in?

We have 105 stores in 14 states. That includes distilleries, premium grocers, specialty gift shops, and liquor stores. Those are really the four main types of wholesale customers that we have. We are in a couple of Whole Foods in the D.C. Area. And then we're also in a few Williams Sonomas, which seems to be a better growth area for us. At Williams-Sonoma, our product looks cheaper than other products on the shelf, even at $22.95.

What is your price point?

It's $18.99 on Amazon, and $17 suggested at our wholesale outlets so they have an edge over Amazon. The $17 price point is a sweet spot because you get 16-64 drinks out of a bottle depending on the product and what you're using it for. It's easy for customers to do the math that it ends up being $1 per drink or less, and we point that out to customers at in-person sales events all the time.

What does it retail for in a Williams Sonoma?

I think they're retailing it for as high as $22.95, and it's selling.

How big is the bottle?

It's 16 ounces. You get between 16 and 64 drinks out of a bottle. So, while it is $18.99 in terms of the bottle cost, on a per-drink basis, it's actually way less than a lot of the other premium mixers out there.

In 2019, do you see more growth coming from online sales on Amazon or offline sales through the wholesale?

I'm really focusing on growth in both. I do think that Amazon is a more easily scalable vertical for us, but I think that our wholesale growth is also really important for two reasons 1) our margins are way better on wholesale, and 2) having a physical brand presence is important for a premium brand like ours, especially through perfectly on-brand wholesale outlets like distilleries. Our margin for wholesale is about 44%, whereas our margin on Amazon hovers around 7%. I really want to grow both safely and not put all our eggs in one basket. I also think there is room for growth in two other areas, but only with this investment: 1) our direct to consumer sales through our website. We could offer a super-premium experience with those sales that we haven't been able to yet, which this investment would give us the resources to develop and scale, and 2) direct to consumer trade shows throughout the country. We do many holiday shows around the DC area, but this investment would give us the ability to travel and do shows all over the country. We make our best margin on these events, out of all the revenue we do.

Do you have any concrete plans to expand the product line?

I definitely have ideas of other classic syrups and maybe even some garnishes that we'd want to release. We have two syrup products that I would like to release in the next year, one that is incredibly versatile and is really easy to use, and one that is more of a niche product that addresses trends in the cocktail market. I'd also like to use some of this investment to release two more cocktail syrup sets- a set of our ginger, tonic, and kola as a soda set, and perhaps a tiki set.

How big is your team?

We're a small team, but we've grown the business a lot despite that. As the Founder, I focus on new product development, all administrative functions, sales, events, and anything not covered by the rest of the team. My sister Caroline Pratt is our graphic designer, brand lead, and marketer. My husband Neil Shah is also an entrepreneur and helps with strategy and marketing. Ben Alt is our Production Manager. He handles all ordering, and makes sure all product gets made and delivered, and works on events and new product development. He also manages three part-time production staff members, who make sure the product gets made properly. We also have a few dedicated investors- including one who is helping to build out our digital marketing, and another that helped introduce us to the Texas market. So, we've been able to accomplish a lot as a very lean team, and I've been looking to investors and advisors to help build out the capacities that we lack.

How is the production done?

We operate out of a community incubator space called Mess Hall in Northeast D.C., which is home to about 40 different businesses. We make, bottle, and label the products out of this space on a weekly basis. Co-packing has never been anything but an emergency option for us, since quality control can be difficult with co-packing and quality is integral to our brand. We love working out of Mess Hall, but eventually for our long-term growth we will need our own production facility, which would also offer opportunities to expand our revenue streams. It would be similar to a distillery, with a tasting room in the front of it where we teach cocktail classes and sell cocktails with local craft liquors, and we also run the wholesale and e-fulfillment sides of the business out of the back. That's a near-term goal for the business, which we'd like to achieve within the next 3-5 years.

How much capacity do you have right now? Could you double or triple your monthly sales in your current location?

I actually think we could deal with quadruple our current sales within Mess Hall. We spent the last year building up inventory, at some times we produced at 4x the current rate of sales, with just one shift a day. If we're not at the point where we want to invest in our own production facility yet, we could start working with a co-packer for some of our products and then produce mostly out of the space while we're building out our own production facility. But the ideal scenario would be that we just build our own production facility and move straight into that.

Who is your competition and what differentiates you from them?

There is the obvious competition from large-scale carbonated mixer companies like Schweppes, Fever Tree, and Q Drinks, where we differentiate clearly on craft feel, flavor, natural ingredients, quality sourcing, and versatility of a syrup over a pre-carbonated solution (most craft cocktails aren't carbonated). Then there are a couple of other classic cocktail syrup companies out there. The biggest ones are companies like Jack Rudy, Liber & Company, and Pickett Brothers Ginger Beer. Those are probably our biggest competitors, though there are others. They started before we did, and while I respect what they have done in this industry, I think that they entered the market way too soon and just slapped premium branding on non-premium products. I come from a food background. I tasted all of those syrups in the beginning, and they tasted like cough syrup to me. A lot of the people who enter this space are bartenders- many bartenders make their own cocktail syrups to give a craft feel to their cocktails. Making syrup is a cooking process, not a bartending process, though. With a background in food, we have been able to extract botanicals and to cook our syrups for maximum flavor- skills that have been critical to the success of our business thus far. We also ruthlessly test our products during product development to make sure that they are versatile, easy to use, and taste good at any dilution and any temperature in a cocktail, mocktail, or soda. The quality flavor of our products is what our customers come back for again and again. We don't skimp on ingredients, which is a big part of the picture. We use a raw, fair trade, organic cane sugar for three of our products. It's two or three times the cost of Domino, but it affects the quality and the flavor so much that it's worth it. Many of our competitors are willing to use extracts as opposed to whole spices, and it makes their products lacking in flavor. Also, honestly, I think our branding is better. A lot of syrups out there look like medicinal syrups, which is not really what we want to go for. Our syrup is made for cocktails. It should be fun. It should be classic and look like it tastes good, not like medicine. So, the differentiation is the quality of products, versatility, ease of use, flavor, and branding. This investment would help us invest in retaining our customers through another critical point of differentiation that we've been working on for the last quarter- cocktail education. Many people don't know what to do with a cocktail

syrup, but once they've learned with our products, we become their go-to source for all things cocktail-related. We are looking forward to using this investment to bolster that education and make it more readily available in our digital marketing.

Do the other companies have the same vision around building the movement of home bartenders?

From what I understand, a lot of them are currently trying to sell to bars. Some of them have a direct-to-consumer component, and they are selling on places like Amazon. Their marketing doesn't focus as much as ours about teaching people how to make cocktails at home, giving them cocktail theory to run with, and giving them the tools to impress their friends and family with their cocktail skills. One thing I've learned with this business is that half of the battle is getting the customer to open the bottle once they've purchased it, instead of just letting it sit on their bar for looks. If you can give the customer an easy way to open the bottle, they'll go through it, and then they will purchase again and again. In my mind, it's a good thing if somebody goes out and buys a bottle of Jack Rudy or Liber & Company, because they're trying to use a syrup, and they're more likely to pick up my product as a result (as long as the flavor doesn't deter them). I bought a bottle of Jack Rudy and Liber & Company when I started this business, and I had one sip and that's all because I didn't like how it tasted. Our customers finish the bottle and then they come back, and they buy again and again, and they share it with their friends. I think we are building a movement and completing the sale by converting people to regular users in a way that these other companies are not.

How are you trying to build the brand with your end-consumers as well as develop relationships with the retailers?

Our focus is mostly on building relationships with the end-consumer because the end-consumer is going to be the person who goes to the retailer and says, "I want this", which at the end of the day builds the relationship with the retailer. We do often cross-promote with distilleries, our top wholesale customer, which helps build and solidify those wholesale relationships, and we offer demos at every new retailer who sells our products. We are building our brand with end-consumers through digital marketing, demos, and the cocktail class series we recently launched. The cocktail classes have been great for cultivating super-users for our products. We're a small company, though, and this investment will go a long way towards professionalizing those avenues.

Does your digital marketing include organic social media or paid Facebook ads?

We're working on professionalizing our digital marketing. One of our investors runs a digital marketing firm, and has been helping us improve our brand presence on social media. Until recently, all of our advertising was organic, with a few paid Facebook ads around the holiday season. We do pay for advertising on Amazon, and our advertising cost of sale (ACoS) hovers around 20%, and 74% of our Amazon sales are from organic search, not ads. With this investment we are going to build our our digital marketing and advertising to include more paid Facebook and Instagram ads, sponsored blog posts, with a content focus on cocktail education and recipes.

So, on the paid ads side, are you basically sending those customers to Amazon?

Yes, until now our only consistent paid advertising has only been on the Amazon site, and our sales on Amazon are only coming from within Amazon. With this investment, our paid ads on Facebook and Instagram will hopefully capture traffic from outside of Amazon and drive it to Amazon or our website.

Is the ROI good on those ads?

It is very good on our Amazon ads, and we hope to see similar returns from the broader advertising strategy we can implement with this investment. Our advertising cost of sale (ACoS) on Amazon is 20%, so we spend roughly $200 to get $1000 worth of revenue off of Amazon, and that's mostly going towards new customer acquisition. Our average lifetime value for return customers (19% of our e-commerce customers) is $316. They'll spend $316 with us over the course of the next five years, and we're planning in that time to develop better economies of scale that will reduce our costs and improve our Amazon margin, which is currently around 7% including ads. As we develop our Amazon customer base, our ACoS for that existing customer base will go down and we will hopefully reap better margins. Not to mention that 74% of our Amazon sales come from organic search and Amazon search optimization, which we pay nothing for.

That's powerful data. You spend a dollar and bring in five dollars of revenue with a margin on Amazon in your first year, and you haven't even explored other channels for advertising or ecommerce.

Exactly. One of our investors, who helps run our digital marketing now is part of a firm that specializes in driving revenue to Amazon. So, we're working with his expertise to help build our digital marketing in a way that will maximize Amazon sales.

How aggressively are you looking to grow in the short term?

Definitely very aggressively. It's important that we grow aggressively right now because there are other syrup companies out there, and we want to become the gold standard. Between our Amazon growth and wholesale growth in the next year with a new Sales Manager, I think that we will grow to at least $850K in annual revenue. In 2018, with holiday sales, we ended up at $256K in annual revenue. I can understand how potential investors might think a more than 3x growth in one year is a lot for a small business like ours to expect. Realistically, with just me doing sales, our sales have doubled every year since 2015. If we add a dedicated sales manager, and they bring in just two new distillery customers a week, we'll add $250,000 in revenue from that alone, not to mention the organic growth we have seen in the past, and what I'll be able to contribute to sales in 2019.

In five years, how big is this thing going to get?

The market is huge. And that's putting it lightly. Look at Fever-Tree. It's a relatively new company, and it's a premium mixer product. It's a $3 billion company now. Fever-Tree is a pre-carbonated solution, which is great, but if you really want to have a craft bar at home, you need to have syrups so that you can make the 80% of craft cocktails that are not based on carbonated soda. We are the next stage of premium mixer. I think the market is big currently and is growing rapidly. In five years we could be a $12 million company. When I met customers three years ago, the idea of a syrup in their cocktail was foreign to them. Now I have people walk up to me and ask "Oh, are these syrups for craft cocktails?" Consumers are aware that premium syrups are important for good cocktails, and they're making more cocktails are home than ever before. As I mentioned before- it takes about as much time to open a bottle of wine as to make a craft cocktail, so people are catching on to making cocktails at home. There is a lot of potential to grow this business to be sold, which is what we are aiming for, and there are definitely avenues for us to sell. A company called Stirrings, which produces a more basic cocktail syrup product, was bought out by Diageo, one of the biggest liquor companies in the world. Syrups are a perfect complementary product to liquor. Liquor companies have been buying up premium liquor brands to keep up with consumer demand for premium and super-premium liquor. The last thing Diageo wants is for somebody to buy a bottle and leave it on their bar. They want them to open it and run through it and buy it again, just like all the craft distilleries in the U.S., and we provide that solution for them.

So, acquisition by a spirit company is a possible strategic exit down the line?

Absolutely, and there also are a lot of premium soda companies like Coca-Cola and Pepsi, that are trying to enter into this space, and they can't seem to do it themselves because there's just a low-quality association with their brands. Another possible exit strategy would be selling to Sodastream (now owned by Pepsi) as a premium product that is complementary to their offerings. So, there are lots of different avenues for exit here, and we would definitely want to grow to the point where we'd be a good model for acquisition. We're not just building a lifestyle business here.

Do you have any data on the market growth of cocktail making?

Absolutely. Spirits account for roughly 37% of all alcohol sold. Liquor sales have grown 40% in the last 10 years, and roughly half of that growth comes from small distilleries. Craft distillery retail sales grew 27% in 2017, and the number of craft distilleries has grown by over 500% in the last 8 years, and most of them are producing clear liquors that require mixing. 25% of US consumers make cocktails at home. About 55% of American consumers actually drink alcohol or have had alcohol in the last month, and 33% had alcohol at home. The market is growing very quickly, in terms of both craft distilleries and the number of people who are drinking at home. We're trying to take advantage of that as much as possible.

How do you plan to spend the money from the raise?

We want it to go towards three categories: 1) dedicated sales staff, 2) efficiency and COGS improvements, and 3) strategic marketing. For sales, we want to hire a sales manager who will build out the wholesale side of the business, travel outside of the DC area, and do trade shows. In terms of marketing, we want to build out our digital marketing, invest in ads, and expand our cocktail classes. In terms of efficiency and COGS improvement, we'll invest in equipment that will reduce our cost of goods sold and improve our margin. We'll also build out our inventory, and change our production schedule to capitalize on economies of scale and take advantage of our 12-month shelf life. With this raise, we should be able to expand to a really broad national presence within the next couple of years and then set our sights on Europe for 2020, because they also have a huge, growing cocktail scene.

Financials

Pratt Standard Cocktail Co. has financial statements ending October 31 2019. Our cash in hand is $34,659.25, as of June 2019. Over the three months prior, revenues averaged $62,261/month, cost of goods sold has averaged $52,981/month, and operational expenses have averaged $13,887/month.

At a Glance

Fiscal Year Ends October 31

$187,992 [2%]
Revenue

-$59,006
Net Loss

$323 [98%]
Short Term Debt

$91,063
Raised in 2019

$34,659
Cash on Hand
As of 06/10/19

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our premium craft cocktail syrups give home bartenders access to the same quality ingredients as bars so they can make their favorite cocktails at home. More and more people are making cocktails at home, and we're supplying them with the premium ingredients to do it.

Right now, 40% of Americans make cocktails at home, and that number is growing as more people realize how easy it is to make bar-quality cocktails. We've already proven this to consumers in the DC area, and now's the time for us to expand our sales nationally. We believe Pratt Standard will become the go-to choice for home bartenders around the country, elevating evenings spent at home with friends, family, and loved ones.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended October 31, 2019, the Company had revenues of $187,992 compared to the year ended October 31, 2018, when the Company had revenues of $191,803. Our gross margin was 35.83% in fiscal year 2019, compared to 26.35% in 2018.

- *Assets.* As of October 31, 2019, the Company had total assets of $85,366, including -$10,934 in cash. As of October 31, 2018, the Company had $57,574 in total assets, including $4,341 in cash.

- *Net Loss.* The Company has had net losses of $59,006 and net losses of $77,544 for the fiscal years ended October 31, 2019 and October 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $237,955 for the fiscal year ended October 31, 2019 and $145,004 for the fiscal year ended October 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $92,428 in debt, $67,100 in equity, and $65,000 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

True Syrups & Garnishes DBA Pratt Standard Cocktail Company cash in hand is $34,659.25, as of June 2020. Over the last three months, revenues have averaged $62,261/month, cost of goods sold has averaged $52,981/month, and operational expenses have averaged $13,887/month, for an average burn rate of $4,607 per month. Our intent is to be profitable in 6 months.

We experience seasonality around the holiday season. This includes the hire of a Head of Sales in October 2019, our biggest increase in fixed costs, and convertible note loans from our WeFunder raise in June 2019.

We have seen our best two months ever in the wake of COVID 19, due to more people making cocktails at home. We expect our expenses to increase in the next 3-6 months for marketing and new customer acquisition in anticipation of greater sales around the holiday season. We anticipate this holiday season to be the best holiday season we have had yet, even despite the pandemic. Much is in flux and risky due to the pandemic, though, and we anticipate continued risk to the business revenue streams because of that and general market uncertainty.

The founder has contributed capital to the business.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -31%

Gross Margin: 36%

Return on Assets: -69%

Earnings per Share: -$1.18

Revenue per Employee: $37,598

Cash to Assets: -13%

Revenue to Receivables: 2,810%

Debt Ratio: 279%

StatementofCashFlows 11 18-12 19.pdf

ProfitandLoss 11 18-10 19.pdf

BalanceSheet 11 18-10 19.pdf

True Syrups Garnishes Co. 10-31-18 FS.PDF

Risks

1. Half of our business is done through Amazon. Should Amazon remove us from their site or change their business model our business could be compromised. We're working with an e-fullfiller to ensure that doesn't happen, but Amazon can change their regulations and we have little leverage to skirt them.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. We sell a food product. Should we have an issue with a product and need to recall, that could be expensive. We are FDA approved and follow federal guidelines, but this still poses a risk.

4. As we release new products, we can't be certain of their success. Should one of our products under perform that could impact business revenues.

5. We work out of Mess Hall, a food incubator in NE D.C. If we were unable to work out of this space, we could work out of a different space, but it could pose a short delay in our revenue.

6. Although unlikely, the craft liquor boom in the US could be a trend that isn't here for good. We are betting that this is more than a short term trend, this is a legitimate market shift. However, if craft liquor and cocktails were to fall out of consumer favor, revenues could be impacted.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Victoria Pratt	Founder @ Pratt Standard Cocktail Company	2014

Officers

OFFICER	TITLE	JOINED
Victoria Pratt	President CEO	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Victoria Pratt	45,000 Common Stock	90.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
06/2019	$91,063	Convertible Note
11/2016	$17,100	Priced Round
06/2018	$14,318	Loan
10/2018	$68,110	Loan
06/2017	$10,000	Loan
02/2018	$65,000	Convertible Note
03/2017	$50,000	Priced Round

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/01/2018	$65,000	6.0%	20.0%	$2,500,000	02/01/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Kiva	06/27/2017	$10,000	$4,823	0.0%	06/27/2020	Yes
Chase Bank	06/01/2018	$14,318	$14,319	17.49%	02/14/2019	Yes
Victoria Pratt	10/31/2018	$68,110	$69,051	5.5%	11/01/2027	Yes

Related Party Transactions

Name	Kathleen Pratt
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/01/2017
Relationship	Mother of Founder

Name	Victoria Pratt
Amount Invested	$17,100
Transaction type	Priced Round
Issued	11/11/2016
Relationship	Founder

Name	David and Kathleen Pratt
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	02/01/2018
Interest	6.0 per annum
Discount rate	20.0
Maturity	02/01/2021
Valuation cap	$2,500,000
Relationship	Parents of Founder

Name	David Pratt
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/01/2017
Relationship	Father of founder

Name	Victoria Pratt
Amount Invested	$68,110
Transaction type	Loan
Issued	10/31/2018
Outstanding principal plus interest	$69,051 as of 02/2019
Interest	5.5 per annum
Maturity	11/01/2027
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Deferred payment for 3 years.

Use of Funds

$50,000	50% -- Digital marketing 45% -- Hiring brand ambassadors 5% -- Wefunder Intermediary Fee
$300,000	40% -- Digital marketing 35% -- Hiring brand ambassadors and a full-time sales staff person 15% -- National trade shows 5% -- Operational efficiency improvements 5% -- Wefunder Intermediary Fee
$550,000	30% -- Digital marketing 25% -- Hiring brand ambassadors and a full-time sales staff person 15% -- National trade shows 5% -- Operational efficiency improvements 20% -- Begin scouting for & buildout on our own production facility with tasting room 5% -- Wefunder Intermediary Fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	200,000	0	No
Common Stock	800,000	50,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.